UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 1-SA

______________________________

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

American Homeowner Preservation 2015A+, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00035

IRS EIN: 38-3989694

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

(866) 247-8326

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For the 6 months ending June 30, 2018 (the operating period), we continued to work with debtors to restructure previously purchased mortgages and make judicious investments in the purchase of new non-performing mortgages. We used proceeds raised from our registration statement to acquire 362 mortgages at a purchase price of $5,182,388. Our largest purchase of the period came in May when we purchased 114 mortgages from Stanwich Mortgage Acquisition Company for $2,337,755. We also sold 142 mortgages during the operating period with proceeds totaling $4,071,717 and a return on assets sold of 29%. We generated net income of $276,263 during the operating period, which included interest expense of $323,180. In addition, we repaid $4,007,820 of principal related to a $7 million note that was used to acquire 438 mortgages in 2017. We will continue to use the remaining proceeds from the registration statement to make disciplined investments in additional mortgages and repay debt financing, which had a principal balance of $2,992,180 as of June 30, 2018.

Liquidity and Capital Resources

Our registration statement on Form 1-A pursuant to which we offered to sell up to $50,000,000 of Class A interests was declared effective by the Securities and Exchange Commission on May 25, 2016. The offering closed on May 24, 2018 with $35,579,904 raised over the two-year offering period. This includes $21,733,323 that was raised during the operating period. We experienced a surge in investments in the month of May, 2018, with $10,743,514 in new investments made in May.

As of June 30, 2018 cash balances totaled $11,031,008 and the book value of purchased mortgages available for sale totaled $28,226,573. In addition, we may obtain debt financing to purchase additional loans.

Trend Information

The increase in equity investments in May resulted in significant capital waiting to be deployed as of June 30, 2018. We continued to take a disciplined, value approach to placing these funds which were consistent with our pricing model and investment parameters. The majority of investor capital was invested in the 3Q18 with several deals scheduled to close in October which will place the balance of that capital. This value oriented approach continued to focus on mortgages secured by homes in low to moderate value areas.

Item 2: Other Information

None

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TABLE OF CONTENTS

Page

Balance Sheet	3

Statement of Operations	4

Statement of Changes in Member’s Equity	5

Statement of Cash Flows	6

Notes to Financial Statements	7–12

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American Homeowner Preservation 2015A+, LLC

BALANCE SHEETS

June 30, 2018 and December 31, 2017 (unaudited)

	2018	2017
ASSETS
Cash and cash equivalents	$11,031,008	$565,890
Investments at fair value	28,226,573	24,540,244
Real estate owned	256,485	193,508
Due from related parties	235,455	163,925
Other assets	301,077	90,113
TOTAL ASSETS	$40,050,598	$25,553,680

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Accounts payable	$316,720	$374,362
Due to related parties	52,606	–
Notes payable	2,992,180	7,000,000
Total Liabilities	3,361,506	7,374,362

Members’ Equity:
Class M Units, unlimited authorized, no par 10,000 units issued and outstanding at June 30, 2018 and 2017	10,000	10,000
Class A Units, unlimited authorized, no par, 34,579,468 units issued and outstanding at June 30, 2018	34,579,468	16,345,956
Accumulated profit - attributed to Class M Units	–	–
Accumulated profit - attributed to Class A Units	2,099,624	1,823,361
Total Member’s Equity:	36,689,092	18,179,317
TOTAL LIABILITIES AND MEMBER’S EQUITY	$40,050,598	$25,553,680

See accompanying notes, which are an integral part of these financial statements

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American Homeowner Preservation 2015A+, LLC

STATEMENT OF OPERATIONS

For the six months ending June 30 (unaudited)

	2018	2017
Investment Income:
Lease and rental income	$120,291	$3,510
Interest income	275,703	29,085
Other income	78,642	220,740
Total Investment Income	474,635	253,335

Expenses:
Professional fees	200,022	126,171
Interest expense	323,180	19,003
Marketing	40,034	30,619
Management fees	289,085	16,972
Bank fees	76,945	6,320
Legal expenses	53,603	24,604
Loan servicing fees	113,489	1,533
Other expenses	29,100	10,529
Total operating expenses	1,125,458	235,751

Net investment gain/(loss)	(650,822)	17,584

Realized Gain on Investments:
Net realized gain on investments	927,085	861,460
Net gain on investments	927,085	861,460

Net income	$276,263	$879,044

See accompanying notes, which are an integral part of these financial statements

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American Homeowner Preservation 2015A+, LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY

For the 6 months ending June 30, 2018 (unaudited)

	Class A Units	Class M Units	Total

Balance, December 31, 2017	$18,169,318	$10,000	$18,179,318

Issuance of Units	21,733,323	–	21,733,323

Distribution of Units	(3,499,812)	–	(3,499,812)

Pro-rata allocation of net income	276,263	–	276,263

Balance, June 30, 2018	$36,679,092	$10,000	$36,689,092

See accompanying notes, which are an integral part of these financial statements

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American Homeowner Preservation 2015A+, LLC

STATEMENT OF CASH FLOWS

For the 6 months ending June 30, 2018 and 2017 (unaudited)

	2018	2017
Cash Flows from operating activities
Net income	$276,263	$879,044
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized gain on investments	(927,085)	(861,460)
Purchases of investments	(6,830,961)	(4,864,195)
Proceeds from sales of investments	4,071,717	2,273,305
Changes in operating assets and liabilities:
Real estate owned	(62,977)	(73,391)
Due from related parties	(71,530)	(43,511)
Other assets	(210,964)	(466)
Accounts payable	(57,642)	143,092
Due to related parties	52,606	(986,884)
Net cash used in operating activities	(3,760,573)	(3,534,466)

Cash flow from financing activities
Issuance of units	21,733,323	4,687,979
Distribution of units	(3,499,812)	(160,273)
Payments for notes payable	(4,007,820)	(748,782)
Net cash provided by financing activities	14,225,691	3,778,924

Net change in cash	10,465,118	244,458

Cash at beginning of period	565,890	49,093
Cash at end of the period	$11,031,008	$293,551

See accompanying notes, which are an integral part of these financial statements

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

American Homeowner Preservation 2015A+, LLC (the “Company”), is a limited liability company organized on January 21, 2016 under the laws of Delaware. AHP Capital Management LLC (the “Investment Adviser”), a company affiliated with management, shall provide investment advisory services to the Company pursuit to an agreement between the Investment Adviser and the Company.

The Company was formed to purchase non-performing mortgage loans (loans that are secured by a mortgage on real estate and delinquent on payments).

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in United States of America (“GAAP”) and are stated in U.S. dollars.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”), the Fund has determined that it is an investment company and has applied the guidance in accordance with ASC 946.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash equivalents to be short-term, highly liquid investments, such as money market funds that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value due to changes in interest rates, which generally includes only investments with original maturities of three months or less.

Revenue and Cost Recognition

The Company earns revenues by selling purchased mortgage loans and through interest earned from obligors on purchased mortgage loans held by the Company. The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Expenses are recognized as incurred.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company accounts for income taxes under FASB ASC 740, Income Taxes. FASB ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. FASB ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. FASB ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Real Estate Owned

Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. At the time of foreclosure, the property is recorded at the acquisition price. Improvements made to real estate owned property are capitalized. The maintenance of the real estate owned, including expenses associated with the property's disposition, is expensed as incurred. The Fund actively works to sell the acquired real estate, and gains or losses on these dispositions are recorded as realized gains or losses.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

B.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon the market data obtained from independent sources (observable inputs). In accordance with ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs – Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs other than the quoted market prices in active markets that are both observable either directly or indirectly.

Level 3 Inputs – Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or had such items been liquidated, and those differences could be material to the financial statements.

The Company has adopted the guidance issued in ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which removes the requirement to categorize within the fair value hierarchy all investments measured using the net asset value per share practical expedient and related disclosures. The Company adopted the guidance retrospectively, which removes investments measured using the net asset value per share practical expedient from the fair value hierarchy in all periods presented. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

B.	FAIR VALUE MEASUREMENTS - CONTINUED

The following is a description of the valuation methodologies used by the Company for assets measured at fair value.

Valuation of Non-Performing Mortgage Loans

After purchasing a loan, the Company attempts to reach out to the obligor on the mortgage loan to achieve a speedy resolution that is acceptable to both the obligor and the Company through one or more of the following resolutions: A) The obligor is able to refinance the mortgage loan and continue to reside in the underlying real estate; B) Without refinancing, the Company accepts a discounted lump sum to sell the mortgage loan and the obligor continues to reside in the underlying real estate; C) The Company will modify the terms of the mortgage loan and the obligor continues to reside in the underlying real estate; D) Where the obligor cannot afford to stay in the real estate, the Company will take ownership of the underlying real estate, either on a consensual basis or through repossession by foreclosure, and sell it to another party. The Company’s management has broad discretion with respect to the specific application of the net proceeds of its proposed offering (as described in Note G), although substantially all of the net proceeds of the proposed offering are intended to be generally applied toward these business purposes.

At June 30, 2018, the Company had investments in non-performing mortgage loans totaling $28,266,573, which includes $210,397 of principal payments collected and $4,049,794 of acquisition costs, measured using net asset value as a practical expedient, which are not categorized in the fair value hierarchy.

The Company has established valuation processes and policies for its investments to ensure that the methods used are fair and consistent in accordance with ASC 820. The Value of Assets Remaining is primarily the value assigned to the remaining assets as of the time they were purchased, in some cases written down (but not up). The Investment Adviser uses a proprietary pricing tool to evaluate loan purchases. The proprietary pricing tool takes into account factors that include, but are not limited to, the estimated value of the real estate securing each loan and the history of loan payments. The Company reevaluates the value of its assets periodically.

C.	PROMISSORY NOTE PAYABLE

The Company executed a secured promissory note dated December 29, 2017 with Keystone National Group, LLC. The interest is assessed on a fixed rate basis, at rate of 12% per annum. The Note is collateralized by various non-performing mortgage loans and other assets of the Company. At June 30, 2018, the amount due to Keystone National Group, LLC was $2,992,180. The Note matures on December 29, 2019.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

D.	CREDIT RISK

The Company is subject to credit risk to the extent that the banks and brokers the Company conducts business with are unable to fulfill their contractual obligations and the amounts exceed those insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Management of the Company monitors these counterparties and does not expect any losses.

E.	RELATED PARTY TRANSACTIONS

The Company will bear a monthly management fee equal to 0.1667% (2% annually) of the aggregate capital accounts of the members as of the last day of each calendar month, plus a monthly fee of up to $60 for each active asset of the company. Such management fee shall be paid to the Managing Member (or its subcontractor) no later than the fifteenth (15th) day of the following month. The Managing Member shall be responsible for the compensation of the Investment Adviser. The Company will also bear fees, costs, and expenses as reasonably determined by the Managing Member.

Due from related parties represents amounts receivable to the Company for payments made on behalf of related companies under common management that enter into similar transactions with the same counterparty. In the event related companies are unable to fulfill their obligations with the counterparty, the Company may be required to perform to the extent the related companies have outstanding obligations. As of June 30, 2018, due from related parties balance totaled $235,455.

The Managing Member made a capital contribution of $10,000 to the Company in exchange for its Class M Interest, consisting of 10,000 Class M Units.

F.	MEMBERS’ EQUITY

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

The Company allows for accredited and non-accredited investors. The Securities and Exchange Commission (SEC) has specific requirements that need to be met to be considered an accredited investor. Non-accredited investors have a limitation on how much can be invested in the Offering. The Interests in the Company are divided into two classes of interest: “Class A Interests” (or “Class A Units”) and “Class M Interests” (or "Class M Units”). All of the Class M Interests shall be owned by the Managing Member, as defined in Note E. The Class A Interests shall be owned by members whose subscriptions are accepted by the Managing Member to own Class A Interests, which may include the Managing Member and/or its affiliates.

Members owning a Class A Interest are referred to as “Class A Members” and members owning a Class M Interest are referred to as “Class M Members.” The Class A Interest of a Class A Member shall be equal to a fraction, the numerator of which is such Class A Member’s Capital Contribution to the Company and the denominator of which is the aggregate of all Capital Contributions made to the Company.

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AMERICAN HOMEOWNER PRESERVATION 2015A+, LLC

NOTES TO FINANCIAL STATEMENTS

F.	MEMBERS’ EQUITY - CONTINUED

The Managing Member shall manage and conduct the business and affairs of the Company, in accordance with the operating agreement. No other member shall participate in the management of the Company.  Therefore, Class A Members have no voting rights.  The Managing Member is under no obligation to fund Company cash flow deficits, incur the obligations, debts, or liabilities of the Company, or otherwise provide direct or indirect financial assistance to the Company.

Each Class A Member shall make a Capital Contribution to the Company in an amount determined by the Managing Member. The Managing Member has made a Capital Contribution of $10,000 to the Company in exchange for its Class M Interest, as described in Note E.  The number of interests and capital accounts in the Company are unlimited; however, the Company is limited to no more than $50,000,000 in capital contributions during any period of twelve month period.

All distributions made by the Company, including but not limited to distributions in liquidation, are to be made in the following order of priority:  A)  First, the Company is to distribute to each Class A Member an amount equal to the Class A Preferred Return as defined below;  B)  Second, the

Company is to distribute to each Class A Member an amount equal to such Class A Member’s Unreturned Investment as defined below; and C):  Third, the Company is to distribute the balance to the Class M Members.

For the purposes of the foregoing paragraph, the following definitions apply:

•	Class A Preferred Return: An amount such that, as of the date of any distribution, such Class A Member has received a compounded return of 12% with respect to such Class A Member’s Unreturned Investment since the date of such Class A Member’s capital contribution.

•	Unreturned Investment: Class A Member’s capital contribution, reduced by previous distributions made to such Class A Member.

The Managing Member must try to return all of the money invested by each Class A Member no later than the fifth (5th) anniversary following the investment. If the Company doesn’t have enough money, Class A Members might receive a return of their investment later than five years, or not at all. If the Company is profitable, its intention is that investors will receive a return of their investment sooner than five years.

Likewise, the Company’s profits and losses are allocated 100% to Class A Interests outstanding on a pro rata basis until a 12% compounded return on all Class A Interests’ Unreturned Investment is achieved. All profits and losses thereafter are allocated to Class M Interests outstanding on a pro rata basis. For the six month ended June 30, 2018, the Company’s net income was allocated 100% to the Class A Interests.

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